F 78191 Trappes Télécopie : +33 (0)1 34 82 79 10

PROVIMI

Se[redacted]

05012005

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, October 10th, 2005

Your ref.: File No. 82-5212

SUPPL

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

SEC MAIL RECEIVED PROCESSING
OCT 2005
WASH. D.C. 199 SECTION

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

PROVIMI
Société anonyme
au capital de 26 094 369 €

Siège social:
9-11, avenue Arago
F 78191 Trappes

652 045 907 RCS Versailles

PROVIMI

ON TOP OF THE FEED CHAIN

Provimi: 39% net income increase first half of 2005

Paris/Rotterdam September 13, 2005

The Provimi Group (listed on Euronext Paris), one of the global leaders in the animal nutrition business, today announces its consolidated results for the first half of 2005:

- **Net income – Group share increased by 39%**
- **Profit from operations, before non-recurring items, increased by 14.5%**
- **Strong volume growth in Premixes, Pet food and Aqua feed**
- **Excellent progress in developing and emerging markets**
- **Financial expenses reduced by 36% due to lower average net debt and improved interest margins**

Provimi's CEO Wim Troost commented : "We are very pleased with the excellent growth in results in the first six months of 2005. After the difficult market conditions in 2004 our business has responded well to the more stable environment this year with strong growth in Premixes, Pet food and Aqua feed. This, together with higher profitability in Complete feed, contributed to a significant increase in profits."

(in million €)	**30/06/2005**	30/06/2004	**Change**
Revenues	**742.4**	778.9	-4.7%
Profit from operations before non-recurring items	**44.1**	38.5	+ 14.5%
Profit from operations	**45.0**	42.5	+5.9%
Net income, Group share	**21.1**	15.2	+38.8%

All financial figures in 2005 are now based on IFRS. H1 2004 figures have been restated and may therefore differ from those published during 2004.

Revenues decreased by 4.7 %. Volume and sales improved in all regions, except Poland. Strong growth was achieved in Premixes, Aqua feed and Pet food where new business with international retailers boosted volume and sales. Overall sales growth in Complete Feed and Poland was held back by the knock-on effect on selling prices from significantly lower raw material costs, particularly for grains and protein sources, as well as a switch from complete feed to premixes and concentrates. Consolidations and divestments reduced turnover with EUR 12.1 million, while exchange rates had a positive effect of EUR 36.9 million primarily due to an appreciation of the Polish zloty that strengthened with 14 %.

Profit from operations excluding non-recurring items increased 14.5% and including non-recurring items 5.9%. In Poland, profit improved strongly benefiting from an improved product mix and higher gross margins. In France, higher profit in our feed business was more than offset by lower non-recurring gains in the holding companies. Progress elsewhere was particularly strong in the developing markets outside Western Europe and North America, notably in Russia, Romania, Argentina, Chile, India, South Africa and Vietnam. Exchange rates had a positive effect of EUR 1.2 million, while changes in consolidation scope reduced profit from operations by EUR 0.5 million. Net non-recurring items amounted to a EUR 0.9 million profit (2004: EUR 4.0 million).

Net financial costs reduced by 36% to EUR 10.8 million (2004: EUR 16.9 million) as a result of lower average net debt and improved interest margins following the Group's refinancing in July 2004.

Effective tax rate improved to 28.7% of pre-tax income (2004: 29.4%) mainly due to improved results in low income tax countries, notably Poland.

Net income attributable to shareholders improved to EUR 21.1 million (2004: EUR 15.2 million) a growth of 39%.

Net financial debt amounted to EUR 383.7 million (EUR 406 million in June 2004). Total net debt, including future put option obligations, amounted to EUR 394.0 million at 30 June 2005.

Segment information by geography

	Revenues			**Profit from operations before non-recurring items**		
(In million EUR)	**30/06/2005**	30/06/2004	Change	**30/06/2005**	20/06/2004	Change
France	**70.9**	69.5	2.0%	**8.5**	9.5	(10.5)%
Poland	**178.2**	224.7	(20.7)%	**10.7**	7.5	42.7%
Rest of Europe	**305.4**	305.2	0.1%	**13.7**	11.8	16.1%
North America	**83.1**	79.5	4.5%	**5.0**	4.8	4.2%
Rest of the world	**104.8**	100.0	4.8%	**6.2**	4.9	26.5%
Total	**742.4**	778.9	(4.7)%	**44.1**	38.5	14.5%

Outlook 2005
The Group is positive about the outlook for the remainder of the year. Current market conditions are expected to continue in most of the Group's markets in the world, based on stable raw material and ingredient prices.

The nine-months sales figures will be announced on 8 November after market closing.

Transition to IFRS

The financial statements for 2005 have been prepared in accordance with IFRS standards and compared to the 2004 comparative financial statements restated according to the same standards. These statements, together with the main impacts of the transition on 1st January 2004, were reviewed by the Audit committee and the company's Board.

The main adjustment is related to the application of IAS 36 relative to impairment of assets. Other reclassifications and adjustments relate to IAS 12 relative to deferred taxation, IAS 32 & 39 relative to financial instruments and IAS 38 relative to development costs. The board recognised that these adjustments do not change the future earning capability of the Group.

The detailed IFRS financial statements 2004 together with the analysis and comments on the impact of the transition can be found in the Group's 2005 Semi-Annual Report, which has been reviewed by the independent auditors. It is available on the Group's website or upon request at the headquarters.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has sales of over € 1.5 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 (0)1 34 82 79 04 or + 31 (0)10 423 95 85

Press relations:
Miriam ter Braak: + 31 (0)10 4 23 96 33, or mobile + 31 (0)6 511 23 766

This press release and the presentations of the half-year results 2005 and the transition to IFRS together with the Groups' half-year report 2005 will be available on the Group's website: http://www.provimi.com and will also be available upon request at the company's head office.